MANAGEMENT DISCUSSION & ANALYSIS
AMENDED

ISSUER DETAILS
NAME OF ISSUER:	AUSTRAL PACIFIC ENERGY LTD.

ISSUER ADDRESS:	40 JOHNSTON ST
WELLINGTON
NEW ZEALAND

ISSUER TELEPHONE NUMBER:	(64) 4 495 0888

ISSUER FACSIMILE NUMBER:	(64) 4 495 0889

CONTACT NAME AND POSITION:	RICHARD WEBBER, CEO

CONTACT TELEPHONE NUMBER:	(64) 4 495 0880

CONTACT EMAIL ADDRESS:	mail@austral-pacific.com

WEB SITE ADDRESS:	www.austral-pacific.com

FOR THE PERIOD ENDED:	March 31, 2006

DATE OF REPORT:	June 29, 2006

CERTIFICATE

THE INFORMATION REQUIRED TO COMPLETE THIS FILING IS ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

“David Newman”	David Newman	June 29 2006
DIRECTOR	FULL NAME	DATE SIGNED

“Richard Webber”	Richard Webber	June 29 2006
DIRECTOR	FULL NAME	DATE SIGNED

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended March 31, 2006

Amended MD&A

This document amends the Management Discussion and Analysis dated April 28, 2006. The updates to the April 28 document are required as a result of restated March 2006 Interim Quarterly Financial Statements which have been filed.

In the course of preparing the Canadian to United States General Accepted Accounting Principles reconciliation the Company became aware that at 31 December 2005 it had not correctly accounted for the stock compensation expense included within the Consolidated Statements of Operations and Deficit and the Consolidated Statements of Changes in Stockholders’ Equity. It has been determined that the stock options cancelled and replaced with a single grant in February 2006, as disclosed in Note 11(b) of the 31 December, 2005 financial statements, is an adjustable subsequent event. Accordingly, the March 2006 interim financial statements have been restated to account for this. The restatement resulted in an decrease in stock compensation expense of $548,633 and decreases the reported loss for the quarterly period to March 31, 2006 to $1,742,802.

All changes to the MD&A dated April 28, 206 are prefaced by ‘RESTATED’. In other respects the document is unchanged.

Currency

Unless otherwise noted, dollar amounts refer to US dollars throughout this filing

Date

The date of this amended filing is June 29, 2006, for the quarter ended March 31, 2006. Please refer to the Company’s initial Form 51-102F1, filed on May 27, 2004, for further information, which is updated below.

Overall Performance

The Company is engaged in oil and gas exploration in New Zealand and Papua New Guinea. This activity comprises:

-	geological and geophysical studies, both desk top and field based, with the objective of defining targets which can be risk-justified for drilling
-	drilling and evaluation of exploration wells
-	evelopment of and production from any commercially viable discoveries.

The permits and licenses held by the Company are typically large and lightly drilled by North American standards. It is in the normal nature of the business that a portfolio of projects is pursued at any time, and that individual projects may never justify drilling. It is also the nature of the business that a large proportion of such exploration wells that are drilled will be unsuccessful. The Company typically acts as a member of a joint venture group of participants; where the joint venture holds an exploration permit or license through a phased work program agreement, entered into with the appropriate regulatory body. In each of New Zealand and Papua New Guinea, the regulatory body is a state agency charged with administering the exploration for hydrocarbons within its jurisdiction, on behalf of the state as the owners of the resource. The phased work program consists of a series of work steps, typically on an annual interval, in which the subsequent step is often contingent on the success of the previous step. For example, the commitment to drill a well in the up-coming permit year may be contingent on the success in defining a drilling target by seismic exploration in the previous year. The permit holders will often (but not always) have the right

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended March 31, 2006

at the end of a work year, to continue into the next permit year, or else to freely relinquish their permit rights. In this manner, the work program forms the basis of an agreement between the joint venture.

The Company held cash and short-term deposits amounting to $11.7 million as at March 31, 2006. Cash held by the Company decreased in the quarter by $3.7 million. This was a consequence of meeting operational and overhead commitments. The Company is capable of meeting all its obligatory commitments as at the date of this report.

RESTATED: The Company has incurred a loss for the quarter ended March 31, 2006 of $1.7 million.

Cheal Field

Extended production testing of the Cheal wells ceased in December 2005. This decision was approved by the joint venture in anticipation of site and field development commencing. As at the date of this report the field development plan and associated budget has been presented to the joint venture. The first phase in the development concept is an early production scheme which will enable limited production, and accelerate associated cash flows, to commence prior to full field development. This will include the workovers of Cheal wells A3X and A4 to replace steel tubing with chrome. This will enable access to the producing Mt Messenger interval and isolation of the Urenui interval. Oil will be transported from site by road tanker and associated gas will be used to generate electricity.

A minimum of two further wells are planned from the Cheal A site and the appraisal of the northern portion of the field is planned by drilling the Cheal B1 well from the B site, approximately 1 kilometre north of the Cheal A site. Further development wells will ultimately be required from the Cheal B site to fully develop the field.

After consideration of well fluids and well performance a hot oil pumping facility has been recommended to cater for the field production. This can utilise conventional venturi type jet pumps or hydraulic piston type pumps downhole, both of which operate via the supplied external power fluid. This system has the advantage of reducing the pour point of the produced crude so that it becomes transportable.

The site design will accommodate 2,000 barrels of oil production and 2 MMCF of gas per day from several wells in parallel production and all driven by jet pump. Sufficient pump and storage capacity is intended to cater for this level of production. The existing onsite gas engine genset can utilise ¼ MMCFD per day of associated gas. Excess gas will be exported as it is neither practical not commercially viable to consider on site power generation for the quantities above ¼ MMCFD per day that are anticipated. Several gas pipeline routes are currently under consideration.

Local council consents are currently being progressed through the various legal processes. The joint venture also anticipates that a petroleum mining permit in respect of the Cheal area will be granted in the near future. Full production is expected to be achieved by the end of this year.

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended March 31, 2006

The Company is the operator of the Cheal project on behalf of the joint venture, and owns a 36.5% beneficial interest in the Shallow Rights of the PEP 38738 permit, which incorporates all the mapped extent of the Cheal field. A Sproule International Ltd report dated December 31, 2005, estimates Proven Undeveloped Reserves in Cheal at 1.417 million barrels (100%).

A 3D seismic survey over the Cheal and Cardiff structures commenced in the quarter. Data acquisition commenced in late April and it is anticipated that this will take approximately 4 weeks. Following data processing the results will be used to finalise well placement within the Cheal and Cardiff structures.

Cardiff Project

The Cardiff-2A deep gas well is within the same PEP 38738 permit as the Cheal Field. Cardiff-2A was drilled (with one sidetrack) to a depth of 4,931m (16,178 feet), and successfully logged and cased in March 2005. The joint venture agreed to production-test the three main reservoir intervals within the Kapuni Formation. The three primary test zones are all established producer sandstone in offsetting wells and fields.

All test zones were hydraulically fractured over May/June 2005. However, during the latter part of the lowest test zone operation, fracturing sand backed up inside the production tubing for approximately 300 metres (1,000 feet). Severe delays in equipment availability prevented the removal of the sand until October. Flow testing commenced in October but, despite an initial clean-out of sands from the lower test zone, the zone blocked again with a viscous oily residue mixed with further ‘frac’ sand. Initial average test flows of gas (one million cubic feet plus per day) is interpreted to be dominantly from the uppermost test zone, the McKee. The middle zone, the K1A, was interpreted to be flowing water. The well was re-entered with coiled tubing in early November to clear the obstruction above the lowermost test zone. A series of flow and pressure build-up tests on the McKee sandstone formation have indicated an improvement in well productivity. This was reflected in flow rates which have at times exceeded three million cubic feet per day of gas and 100 barrels per day of light oil and condensate. Testing flows indicated that the higher pressure middle zone, the K1A, was not fully isolated from the uppermost zone and water was inhibiting the flow rates from the uppermost zone. An inflatable plug was set late April to fully isolate the middle and uppermost zones. Following this the joint venture is optimistic that commercial viability will be demonstrated and a mining permit issued over the Cardiff area.

The bottom zone, the K3E, will be isolated and tested fully following the test on the uppermost zone.

No reserves have yet been assigned to this property. A Sproule International Ltd report dated April 30, 2005, estimates probabilistic ‘resource in place in reservoir’ associated with the Cardiff structure within PEP 38738 as having 50% (10%) probabilities of exceeding 215 (341) BCF gas plus 12.8 (21.5) million barrels of condensate. These estimates are not reserves, which by definition are those quantities deemed economically recoverable to surface, which have yet to be determined. The resource estimates are made at equivalent surface temperature and pressure.

The Company holds a 25.1% share of the Deep Rights in PEP 38738, which includes the mapped extent of the Cardiff field.

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended March 31, 2006

Exploration Projects

The Company continues to evaluate its exploration portfolio to identify high impact prospects for drilling. The permit areas that the Company has an interest in contain a number of promising leads and prospects.

A seismic survey within permit PEP38258 (Offshore Canterbury - Company share 75%) commenced early April and has acquired 483 km of 2D data. The data will be processed within the next two months and will be used to further mature the Whaler prospect.

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended March 31, 2006

The Company increased its exploration acreage within the quarter through an agreement with TAP Oil to acquire a number of their New Zealand permit interests. The Company already had an interest in seven of the nine areas with the interests changing as follows:

Permit	Company interest pre-acquisition	Company interest post-acquisition

PEP 38736	45.00%	60.00%
PEP 38741	30.00%	55.00%
PEP 38744	0.00%	25.00%
PEP 38745	0.00%	16.66%
PEP 38746	66.67%	83.33%
PEP 38748	33.33%	66.66%
PEP 38765	36.67%	61.67%
PEP 38766	33.33%	66.66%
PMP 38153	45.00%	60.00%

Consideration for the license interests included reimbursement of past well costs totalling approximately $400,000 and an overriding royalty arrangement. The Company also acquired drilling and completion inventory in consideration for payment of approximately $450,000. The agreement is subject to regulatory approval and is expected to be confirmed unconditional in the second quarter.

The Company participated in one exploration well, Heaphy-1, in onshore Taranaki, New Zealand during the quarter. The well was drilled to a depth of 1,450m (4,760 feet) and encountered good reservoir quality sandstones at the predicted target levels. However, due to the absence of any significant hydrocarbon indications, the decision was made to plug and abandon the well.

An exploration drilling operation in Papua New Guinea (PPL235) was announced in February 2005. An unlisted British public company, Rift Oil plc, committed to fund the first $6M of expenditure on the Douglas-1 well, which will test a large, seismically defined structure in the foreland area of the proven productive Papuan Basin. The joint venture acquired a heli-portable drilling rig which was mobilised from the United States to Papua New Guinea within the quarter. Douglas-1 was spudded on April 4th and will be drilled to a depth of 2000m (6,500 feet). Primary reservoir targets for the well are the Jurassic aged Alene, Toro and intra Imburu sandstones.

Forward expenditures for the year 2005 are likely to be dominated by Cheal and Cardiff activities and the drilling of Douglas-1.

Funding and risks

The Company considers it can meet all obligatory work requirements out of existing funds; although it may elect to farm-out portions of certain commitments as part of its ongoing exploration portfolio management.

The Company is currently earning very small amounts of revenue from the sale of Cardiff

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended March 31, 2006

condensate. This will continue while production testing continues. The Company does not anticipate receiving any significant revenue until production is re-established from the Cheal field – currently anticipated in the third quarter. Following the Cheal-A site development, significant reductions in operating costs are expected which will provide the Company with improved net income per barrel.

The Company faces a variety of business risks. The principal ones relate to exploration failure, oil price, exchange rates and the cost and availability of services. If current high oil prices continue the Company will benefit from this following the recommencement of Cheal production. The Company’s exploration costs are made principally in both NZ dollars and US dollars. The NZ dollar has appreciated markedly against the US dollar over the last two years, but recently has weakened considerably. Within the quarter the US:NZ exchange rate fluctuated between a high of 0.7001 and a low of 0.5990. The contrarian effects of exchange rate fluctuations on cost of services and on revenues in NZ dollars or as converted to US dollars, provide natural offsets. Exchange rate movements cannot be predicted. The Company maintains the bulk of its cash reserves in US dollars

Due to the recent high level of oil exploration activity worldwide and in the Company’s principal areas of business, exploration services have increased significantly in cost and are in greater demand than previously.

Selected Annual Information

The following table sets forth selected financial information of the Company for the periods indicated:

	Year Ended December 31
	2005	2004	2003
	(US$ audited)	(US$ audited)	(US$ audited)

Oil and gas revenue	1,779,454	212,458	172,715
Gain on sale of petroleum and natural gas interests	-	-	3,896,306

Net earnings	(2,408,559)	(5,718,533)	47,616
Per share (basic)	(0.12)	(0.42)	0.01
Per share (diluted)	(0.12)	(0.42)	0.01

Total assets	28,207,062	17,883,148	12,125,667

Oil and gas properties expenditures	6,119,897	2,395,754	2,147,426

Total liabilities	3,534,477	1,882,960	2,556,371

Shareholders' equity	24,672,585	16,000,188	9,569,296

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended March 31, 2006

Results of Operations

RESTATED Update for the Quarter Ended March 31, 2006

The Company’s share of test production from Cardiff 2A has generated revenue of $20,887 for the quarter ended March 31, 2006. The only other significant revenue was joint venture recoveries and interest which totaled $427,945 for the quarter.

General and administrative expenses were $846,244 for the quarter ended March 31, 2006. This was an increase of $400,529 when compared to the quarter ended March 31, 2005. The increase was primarily attributable to:

-	increased salaries and third party services as a result of changed resourcing levels required to implement the Company strategy

-	increased stock compensation expense of $106,744 as a result of stock option grants.

-	Increased audit fees arising as a result of additional work required to meet regulatory obligations

For the quarter ended March 31, 2006, the Company incurred a net loss of $1,742,802 compared to a net loss of $406,899 for the quarter ended March 31, 2005. The increased loss of $1,335,903 was primarily attributable to:

-	increase in stock compensation expense of $106,744 as described above.

-

write-offs of Oil and Gas Properties decreased from $438,263 in the March 2005 quarter to nil in the March 2006 quarter. This was consistent with the full cost accounting policy following the recognition of proved reserves. As the estimated future cash flows from the proved property reserves under the full cost ceiling test was sufficient to recover the carrying value of the New Zealand country cost pool no impairments were required.

-

increase in general and administrative expenses (excluding stock compensation expense) of $293,785. This was primarily related to increased salaries and third party costs, occupancy costs and insurance. The Company has increased the number of staff within the last 12 months to enable it to dedicate sufficient resources to operational and administrative activities.

-

foreign exchange movement increased by $1,211,498 from a $92,132 loss in the March 2005 quarter to a $1,303,630 loss in the current quarter. This was as a result of the changing US:NZ exchange rate and, as the Company does not actively hedge foreign currency exposure, is unpredictable. As the New Zealand dollar strengthened against the United States dollar the Company recorded exchange gains over the past two years and these have now reversed as the exchange rate trend reverses. .

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended March 31, 2006

RESTATED Summary of Quarterly results

	Net	Net (loss)/earnings	Net (loss)/earnings	Net (loss)/earnings
	Revenue	for the	per share	per share
		period	basic'	Diluted'

2006
First quarter	2,230	(1,742,802)	(0.08)	(0.08)

2005
First quarter	98,415	(406,899)	(0.02)	(0.02)
Second quarter	162,233	(857,559)	(0.05)	(0.05)
Third quarter	321,475	(216,479)	(0.01)	(0.01)
Fourth quarter	274,227	(927,622)	(0.04)	(0.04)

2004
First quarter	-	(264,017)	(0.02)	(0.02)
Second quarter	42,866	(416,186)	(0.03)	(0.03)
Third quarter	128,793	(65,063)	(0.00)	(0.00)

The figures included in the table above for March and June 2005 quarters reflect the amended results arising from the change in the treatment of net test production income. This change was reported fully in the September 2005 MD&A and followed the Company ascertaining that test production proceeds were able to be recorded as ‘revenue’ rather than a reduction in permit carrying value (refer to Note 3 of the Company’s interim quarterly financial statements).

Due to net losses incurred during 2004 and 2005,stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be anti-dilutive in those years.

The Company has not had any discontinued operations and extraordinary items in the past 2 years. Liquidity and Capital resources

The Company participates in oil and gas exploration and development joint venture operations with third and related parties and is contractually committed under agreements to complete certain exploration programs.

The Company had total cash and short-term deposits of $11.7 million at March 31, 2006.

The Company’s management estimates that the total obligations under various work programs are $9.1 million as at March 31, 2006. In addition to this is a further obligation in respect to the outstanding balance of the prepaid gas agreement with NGC totaling $1.1 million. This prepaid gas obligation will either be repaid by gas deliveries or, in 2013, by cash or issue of equity in one of the Company’s subsidiaries. Further information can be found in Note 15 of the Company’s 2005 annual Financial Statements.

The Company’s obligations are summarized in the following table. The obligations include a 36.5% share in the proposed Cheal field development and 3D seismic survey over the Cheal and Cardiff permit areas, The obligations also include a 55% interest in the potential Ratanui-1 well. The 35% share in Douglas-1 costs in excess of $6 million, are estimated to

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended March 31, 2006

amount to $1.8 million on a dry hole basis. At the date of this report, a number of projects have been identified by the Company and its joint venture partners as being contingent on events yet to be finalized.

	Obligations by Period
	Total	< 1 year	1 - 3 years	4 - 5 years	> 5 years
Long Term Debt	0	0	0	0	0
Capital Lease Obligations	0	0	0	0	0
Operating Leases	636,622	133,056	214,618	198,136	90,812
Purchase Obligations	0	0	0	0	0
Other Long Term Obligations	10,213,677	9,092,373	(1)	0	1,121,304 (2)
Total Contractual Obligations	10,850,299	9,225,429	214,618	198,136	1,212,116

(1) Other Long Term Obligations that the Company has are in respect to the Company’s share of approved permit work programs and other work obligations.
(2) Other Long Term Obligations classified as ‘After 5 years’ is in respect to Prepaid gas revenue. The contractual agreement underlying the Prepaid gas revenue expires in 2013 but the obligations could arise earlier than this depending upon gas discoveries and commercial arrangements entered in respect to them. (refer to Note 15 of the Company’s 2005 annual Financial Statements for further detail)

Off-Balance Sheet Arrangements

The Company has periodically reduced its exposure in oil and gas properties in relation to its permit obligations by farming out to other participants.

Related Party Transactions

Directors received a total remuneration of $13,864 during the three months to March 31, 2005 (three months to March 31, 2005 - $14,475).

The Company also paid a company that employs a former Director $1,500 during the three months to March 31, 2005 (three months to March 31, 2005 – $4,500) for financial services.

The above-noted transactions were in the normal course of operations.

Proposed Transactions

Discussions which may in due course lead to further funding arrangements or farm-outs are underway regarding the Company’s assets in New Zealand and Papua New Guinea. These discussions are in line with standard ongoing business practice; and as at the date of this report none have been finalized.

Critical Accounting Estimates

The Company’s financial statements are prepared in conformity with Canadian generally accepted accounting principles, which requires management to make informed judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets, commitments and contingent liabilities at the date of the financial statements and the reported amounts of the revenues and expenses for the period reported. Specifically, estimates were utilized in calculating depletion, amortization and impairment write-downs. Actual results could differ from these estimates and the differences could be material.

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended March 31, 2006

Changes in Accounting Policies including Initial Adoption

There have been no changes in accounting policies applied during the period ended March 31, 2006.

Financial Instruments and Other Instruments

Cash and cash equivalents, accounts receivable, amounts due from related parties, accounts payable and accrued liabilities are carried at cost which approximates fair value due to the short-term maturity of these instruments. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

a)      Prepaid Gas Revenue
The Company entered into a Gas Prepayment and Option Agreement with NGC New Zealand Limited (NGC) from the Kahili gas-condensate field. All costs associated with the Kahili property have previously been written off, while the prepaid liability remains recorded at $1,121,304. The Company has until 2013 to discharge its obligation under the agreement, either through gas sales, by cash or issue of equity in one of the company’s subsidiaries.

b)      Incentive Stock Options
The Company adopted a Share Option Plan on June 25, 2004, as noted in the Company’s annual financial statements (Note 11(b)), which sets or restricts the terms of any options to be granted by the Company in the future.

The stock options outstanding, weighted average prices and stock option compensation cost are set out in the Company’s interim financial statements for the quarter ended March 31, 2006 (see Note 8(b)). In the quarter ended March 31 several stock option grants were made by the Company. Details of these grants are included in the Company’s interim financial statements for the quarter ended March 31, 2006 (see Note 8 (b))

In the quarter ended March 31, 2006, 75,000 stock options were exercised at an exercise price of $1.25 for total proceeds of $93,750. A further 10,000 vested stock options expired unexercised.

c)      Share Purchase Warrants
During 2005, 4,000,000 units at $2.50 were issued by the Company under a private placement. Each unit entitled the holder to one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable to acquire one additional common share at $3.50 until October 13, 2006. The Company has the right to accelerate exercise of the warrants if at any time after February 13, 2006 the closing price of the common shares of the Company is greater than or equal to $4.50 on any stock exchange or other quotation service on which it is listed for any 10 consecutive trading days. In the event the Company exercises this discretion the expiry date will be deemed to be amended to such date that is 30 days from the date on which the notice of acceleration of expiry date is provided by the Company.

Other MD&A Requirements

Additional information relating to the Company is available on www.sedar.com.

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended March 31, 2006

Outstanding Share Data (as at March 31, 2006):

Class and Series of Security	Number outstanding	Expiry Date of Convertible Securities	Relevant Terms
Common shares	22,741,453
Incentive Stock Options	867,334 (vested) 830,000 (un-vested)	Various (October 15, 2007 to February 2, 2011) (fully/partially vested)	Exercisable for 1 common share each at $1.20 to $2.75
Share Purchase Warrants	2,000,000	October 13, 2006	Each whole warrant is exercisable to acquire one additional common share at $3.50 until October 13, 2006. The Company has the right to accelerate exercise of the warrants if at any time after February 13, 2006 the closing price of the common shares of the Company is greater than or equal to $4.50 on any stock exchange or other quotation service on which it is listed for any 10 consecutive trading days. In the event the Company exercises this discretion the expiry date will be deemed to be amended to such date that is 30 days from the date on which the notice of acceleration of expiry date is provided by the Company.

“Richard Webber”
Chief Executive Officer

This quarterly and annual report contains forward-looking statements that are based on management’s expectations and assumptions. They include statements preceded by words and phrases such as “intend”, “believe”, “will be expected”, “is estimated”, “plans”, “anticipates”, or stating that certain actions, events or results “will”, “may” or “could” be taken, occur or be achieved. Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those anticipated.